WeShop Holdings Limited

Hawk House
22 The Esplanade
Jersey, JE1 1HH
Channel Islands

https:\\we.shop
Paul Ellerbeck
paul.ellerbeck@we.shop

July 9, 2025

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Adam Phippen

Kate Beukenkamp

Taylor Beech

Re:	WeShop Holdings Limited
Draft Registration Statement on Form F-1
CIK No. 0002048271

Ladies and Gentlemen:

This letter is submitted by WeShop Holdings Limited (“we” or the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to the Draft Registration Statement on Form F-1 confidentially submitted on April 24, 2025, as set forth in the Staff’s letter dated May 5, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments is reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 4 to the Draft Registration Statement (“Amendment No. 4”), which reflects revisions in response to the Comment Letter and certain other updates. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Amendment No. 4, marked to show changes to the Amendment No. 3 to the Draft Registration Statement.

Amendment No. 4 on Form F-1

Risk Factors

Risks Related to Our Business

The loss of a significant number of retailers could harm our business..., page 8

1.	We note your response to prior comment 3, including discussion regarding your affiliate network agreements with Commission Junction LLC (CJ) and Awin AG (Awin) accounting for more than 80% of your revenue in 2023. Please revise your disclosure here to briefly reference these specific affiliate networks and associated agreements.

Company Response: In response to the Staff’s comment, we have revised the Risk Factors section of Amendment No. 4 to reference the affiliate networks and their associated agreements.

Capitalization, page 25

2.	We note your response to comment 8 in our letter dated January 17, 2025 that you plan to reflect the WeShop Community Trust shares in the “as adjusted” column in the Capitalization section. Please revise your narrative disclosure to explicitly state that the “as adjusted” column will include the WeShop Community Trust shares.

Company Response: In response to the Staff’s comment, we have revised the Capitalization table of Amendment No. 4 to note that the “As Adjusted” column will include shares issued into the WeShop Community Trust.

Index to Financial Statements, page F-1

3.	Please update your audited financial statements in accordance with Item 8.A.4 of Form 20-F.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 4 to include our audited financial statements in accordance with Item 8.A.4 of Form 20-F.

Audited Consolidated Financial Statements

Note 11 - Share Based Compensation (As Restated), page F-17

4.	We note your response to prior comment 5. ASC 718-10-55-68 states that a share-based award becomes vested when the award is no longer contingent on satisfaction of a service condition. Your response states that the account owner can be inactive for 13 months and that once an account owner has owned the Contingent Share for a period of 12 months from the date of issuance, they will automatically be settled in shares. Thus, it appears that an account owner can be inactive and still be issued shares 12 months from issuance. In light of this, please tell us why you believe Contingent Shares issued are contingent upon a service condition.

Company Response: In response to the Staff’s comment, we have revised Amendment No. 4 to restate the 2023 audited financial statements reflecting Contingent Shares issued automatically, not contingent on a service condition.

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at paul.ellerbeck@we.shop or Christian Nagler of Kirkland & Ellis LLP at +1 (212) 446-4660.

Remainder of page intentionally blank. Signature page follows.

Sincerely,

WESHOP HOLDINGS LIMITED

/s/ Paul Ellerbeck
Name:	Paul Ellerbeck
Title:	Chief Executive Officer

Enclosure

cc: Christian O. Nagler, P.C.

Kirkland & Ellis LLP

John Garner

WeShop Holdings Limited